EXHIBIT 21.1

LAKE VICTORIA MINING COMPANY, INC.
List of Subsidiaries

Company Name	Country or State of Incorporation
Kilimanjaro Mining Company, Inc.	Nevada
Lake Victoria Resources Company, (T) Ltd.	Tanzania
Jin 179 Company Tanzania Ltd.	Tanzania
Chrysos 197 Company Tanzania Ltd.	Tanzania